

Mail Stop 4546

June 7, 2017

VIA E-mail
Mr. Steven Shebik
Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

> **Re: The Allstate Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-11840**

Dear Mr. Shebik:

We have reviewed your May 9, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Financial Statements
Notes to Financial Statements
Note 8. Reserve for Property-Liability Insurance Claims and Claims Expense, page 167

1. We note from the tables you provided us in response to our prior comment in our April 26, 2017 letter that:
    - Duration for physical damage is substantially shorter than for liability.
    - Claim severity for liability is significantly higher than for physical damage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, there were significant drops in severity compared to the preceding year for liability in accident years 2014 and 2016 while physical damage experienced modest increases in severity for those accident years.
    - Development for liability can differ significantly from development for physical damage. For example, substantially all the development in 2016 appears to be related

to liability, and development in 2015 for accident years 2013 and 2014 and in 2016 for accident year 2015 differs directionally (i.e. favorably versus unfavorably) for liability as compared to physical damage.

- The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimate for accident year 2016 increased as compared to the initial loss estimate for accident year 2015 at a much smaller rate for liability than for physical damage.

Accordingly, it appears that the aggregation of physical damage and liability for auto insurance obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid claims and claim adjustment expenses. As a result we believe that these two lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for auto insurance in future Forms 10-K.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance